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                             May 20, 2024

       Paul J. Dechary
       Executive Vice President & General Counsel
       Monster Beverage Corporation
       1 Monster Way
       Corona, CA 92879

                                                        Re: Monster Beverage
Corporation
                                                            Schedule TO-I/A
Filed May 16, 2024
                                                            File No. 005-41221

       Dear Paul J. Dechary:

                                                        We have reviewed your
filing and have the following comment.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. All defined terms used herein have the same meaning as in your offer materials, as amended, unless otherwise indicated.

       Schedule TO-I/A Filed May 16, 2024

       General

   1. We note your response to prior comment 1 in our letter dated May 13, 2024. Given that the Company will incur
up to an additional $1 billion in debt and related interest expense and reduce shares
outstanding by repurchasing up to approximately 5.4% of the
                                                        Company's outstanding
shares in the Offer, it appears that pro forma financial information is material to a
shareholder's investment decision whether to tender shares in the Offer.
                                                        Please revise to
include the pro forma financial information required by Item 10 of
                                                        Schedule TO and Item
1010(b) of Regulation M-A, or otherwise advise.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please direct any questions to Shane Callaghan at 202-551-6977 or Perry Hindin at 202-
       551-3444.
 Paul J. Dechary
Monster Beverage Corporation
May 20, 2024
Page 2



FirstName LastNamePaul J. Dechary           Sincerely,
Comapany NameMonster Beverage Corporation
                                            Division of Corporation Finance
May 20, 2024 Page 2                         Office of Mergers & Acquisitions
FirstName LastName